Zion Oil & Gas, Inc.
Company Information DVD
Transcript

OPENING SCREEN LEGEND:

"Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc. at www.zionoil.com."

NARRATOR: In the early 1900's while oil wells were being drilled all over the world, the search for oil in Israel was still very much in its infancy. Petroleum exploration in Israel during the first half of the 20th century was dominated by major international oil companies. They conducted field studies and built a refinery at Haifa and oil pipelines from Iraq and Iran. A consortium of four major companies started drilling the first well in the country in 1947, but it was curtailed by war. In 1955, after Israel became more stable, the well was completed as the first oil producer in Israel by a small local exploration company. The field it discovered has produced 18 million barrels of oil and is still producing today.

Following Israel's independence, exploration in Israel was left by the majors to the small independents and the Israeli government. During the past 50 years, most of the entire country has been surveyed with the latest reconnaissance techniques in geochemistry, photogeology, gravimetrics, satellite imagery, field geology and geophysics. A limited number of exploratory wells were drilled, leading to some minor oil and gas fields. Some deeper wells in central and northern Israel tested zones that were prolific in Iraq and Syria, but without success. But almost all had good oil shows.

World class offshore gas reserves discovered in 1999 are now fueling electric power generating stations along the Mediterranean Coast of Israel and will be the major source of electric power generation for years to come.

The oil search is beginning to pay off as well, with the recently announced discovery of oil in the deeper Triassic formation just south of the license area held by Zion Oil & Gas. Zion has accumulated a knowledge base of technical data from more than $85 million of oil and gas exploration effort upon and around its license area over the past 25 years, including data from the new discovery. And with that information, Zion hopes to turn a dream into a reality.

The story of Zion began more than twenty years ago with founder John Brown's first trip to Israel. Inspired by his experiences in the holy land and intrigued by a few key biblical passages, Mr. Brown, an Evangelical Christian, began a journey that would span two decades, would intertwine religion and science, and would eventually produce the small oil and gas company that exists today.

The story of the Joseph Project is a true mystery. For Christians, it is a mystery rooted in faith and biblical prophecy. It is this belief that was the genesis of the Joseph Project. For oil and gas professionals, it is a mystery rooted in geological phenomena. It is the extensive scientific research that has convinced the secular community of the project's validity. But the beating heart of the company is its people. Dedicated professionals working in both Israel and the United States, who contribute energy and enthusiasm, as well as over 250 combined years of geological, engineering, economic, legal, petroleum industry and business knowledge.

Zion was formed in April 2000 as a U.S. Corporation in order to receive the award of a small onshore petroleum license from the Israeli government. The corporate offices of Zion Oil & Gas opened in Dallas, TX in January 2002. The Dallas office functions as the core of the company's operations and though he no longer holds the position of CEO, it is from here that Founder and Chairman John Brown continues to work actively to share his personal belief and excitement in the project.

JOHN BROWN: Well the project, the Zion project or the Joseph project excites me because there are certain elements of this project that I believe is God's calling for my life. First is I believe that it is definitely scripture, prophecy coming to pass. Secondly, it's an opportunity to help other people with the resources and the money that we are blessed with with the oil, and third, which is by no means any less important than the first two, is that the nation of Israel would have natural resources. So those three elements really mean a lot to me personally.

NARRATOR: The scriptures on which the formation of the company was based refer to blessings on Joseph that will come from "the deep that lies beneath" and will rest "on the crown of his head" as well as blessings on Asher that he will "dip his foot in oil." Many people believe that the reference to oil - in Hebrew "Shemen" - in the blessing of Asher can only mean olive oil. Asher's land was, indeed, rich in olive groves. However, the bible also uses the word Shemen in the context of oil from rock - "petroleum" is the Latin word for "rock oil." Deuteronomy, chapter 32 refers to "suck[ing]...oil from the flinty rock" and Job, chapter 29 talks of "...the rock pour[ing] me out rivers of oil." Interestingly, both the ancient Babylonians and Assyrians used the words "Samnu" and "Saman" in referring to petroleum from the oil seeps that abounded in their countries and were well known in biblical times as today. The license area held by Zion Oil & Gas when overlain with a map of the twelve tribes of Israel corresponds to the lands known as the "Head of Joseph" and lie just below the "Foot of Asher. Therefore, Zion's drilling project is known as the The Joseph Project. It is so named because the lands of the Ma'anit/Joseph License lie in the heart of the lands of the tribe Manasseh, the son of Joseph. The license originally covered only some 28,800 acres in the area of the Menasseh regional council south of the I'ron Valley which divides the Manasseh heights and the Samarian hills between the coastal plain and the Valley of Jezreel. Since then, with the progress of Zion's work program and the establishment of the company's credibility with the Israeli governmental authorities, the license has been enlarged so that it covers today about 98,000 acres located onshore between Tel Aviv and Haifa.

In August, 2005, Zion was awarded the 121,000 acre Asher permit, adjoining its license to the northwest, in the southern portion of the lands of Asher, the area known by many as the "Foot of Asher" to the north and west of the northern portion of the lands of Manasseh, an area known to some as the "Head of Joseph."

The biblical basis for the formation of Zion Oil and Gas came to Founder John Brown through a number of sources. His initial inspiration was rooted in his first visits to Israel, but he became truly dedicated to the quest for finding oil in Israel through the teachings of a man named Jim Spillman and his book, "Treasures of the Deep." It was this small book, which is being revised and reprinted by Jim's son Steve, along with Mr. Spillman's tape series, that led Mr. Brown to the location where Zion today holds its license.

JOHN BROWN: The Spillman map, or the biblical map in fact is the appropriate word for it, is a map that when you look at the twelve tribes, you will see the outline of a foot. Now it is very clear. And the foot itself is dipping in oil. It is dipping down on the head of Joseph, which is Manasseh and Ephraim. I think when you look at the map, it is very clear the foot will be dipped in oil and our license, the Joseph project itself or the Ma'anit license is directly on the head of both Manasseh and Ephraim. I obtained the license through a series of events in my life that after I resigned in Michigan, I left Michigan to go to Texas to start an oil company...basically, the first huge, what I would consider miracle in my life, was the people. The initial people that came were people that had information that I certainly couldn't have gotten on my own when I was still in Texas with no license in Israel. But that was the beginning of it. A geologist by the name of Jack Sherman, he came and gave me information on what was known then as the "Gilboa Project." Which was very significant seismic that said that there could be oil which would confirm the bible. That was the first, that was the beginning of it. And then over the next ten or twelve years there were a number of instances and sequences that had taken me to Israel to get involved with the government of Israel and with other people that were oil companies in Israel that actually through a, was a series of again, what I call miracles of people coming into my life, assisting me and helping me, to give me the information. Cause I'm not an oilman per say. It's not my background and it's just been so wonderful to see the timing of this thing. It's so perfect.

The spiritual effect of oil in Israel is huge. Biblical prophecy teachers - Hal Lindsey and different types, and there's numerous other ones - Grant Jeffries. A lot of people we would consider in an Evangelical circle as Bible prophecy teachers, they believe it's fulfillment of Ezekiel, Chapter 38, which has a lot. It's very significant to Evangelical Christians in the sense that they believe that this, certain events, this oil would be one of them, would preclude or would be a beginning of signs of the return of the Messiah.

NARRATOR: The element of faith and religion has been the driving force for Mr. Brown, but it has also been a reason that some other team members have been eager to participate and see the project become a success.

BILL AVERY: What really excites me about this project is the ability to work on something that is a business transaction, but yet has spiritual implications. I can't think of anything else in my business career of over thirty years which I worked on any project, for example, a business project that had prophetic significance.

SANDY GREEN: What excites me about this project is being a part of something of this magnitude that could change the whole structure of power in the world, with where we get oil from, with the fulfillment of biblical prophecy, with everything that comes with this. This is just really a neat project and I'm glad to be a part of it.

NARRATOR: Zion CEO, Gene Soltero, has been an engineer and oil and gas professional for over 35 years. He has worked with numerous international oil and gas corporations and has a deep understanding of what the studies of the license area could mean for the potential for oil. Mr. Soltero began to work with Zion as a director in June of 2001, became president that October, and was named CEO in the fall of 2004.

GENE SOLTERO: Based on our review of the data, our prospect is a world-class oil and gas prospect. It's taken us well over four years to completely analyze all of the data that we had available to us. We had to reprocess a lot of that data. We've had top-grade scientists in Israel and in other countries reviewing that data for us and writing reports for us on that. Through all of that, we have what we think is a very drillable oil prospect. The Joseph Project stacks up very well against other oil and gas prospects around the world. I first started looking at international oil and gas prospects and doing the economic evaluations of them in 1965 and since that time, I've looked at literally thousands of oil and gas exploration projects. I wrote my thesis on the risk analysis of international oil and gas projects, and as a result of that, have had the opportunity to look at world-class prospects from a number of countries, a number of companies, and this prospect has got to be in the top ten percent of all of those that I've ever looked at.

NARRATOR: Richard Rinberg first became a Zion private investor in 2003. A venture capitalist and chartered accountant, with significant business and financial experience, including a background as an underwriting member at Lloyd's of London Insurance Market and as a member of the London Diamond Bourse. He was named as a Zion director in November 2004, and was elected President of the company in October 2005.

RICHARD RINBERG: I think that nothing in life is certain, but I have seen over my business career many many projects, and certainly this has all the possibilities and it has the probabilities in its favor. And it's one of those projects where you just, you just have to play it out and my bet is, and a lot of the people who have looked at this, is that's gonna work out okay.

NARRATOR: In order to explore this project from a geological viewpoint, John Brown garnered the services and expertise of Israel based petroleum and geological experts. It was the preliminary work of petroleum engineer, Glen Perry and geologist Eliezer Kashai, that resulted in the first encouraging scientific findings.

GLEN PERRY: I met John five years ago, when he first asked me to look at the geology and it was very significant point in the project, for me anyway, was that I realized, yes, there is a potential. He had a vision, he had a place on a map that he felt there was oil, and he asked me to look at it. And the more I looked at it, the more I realized that he was looking at the right place. So, significantly, when I had that realization, it was a very significant point. Then, immediately after that, within a month or two, the operator, Sedot Neft, sold the company and returned the license that they owned on this property back to the State of Israel. And there is was. And we were able to acquire the license and go to work.

NARRATOR: Upon the award of the first petroleum license to Zion Oil and Gas in May of 2000, known as the Ma'anit License, the Israeli government gave the company access to most of its data with respect to previous exploration in the area. This data included geologic reports, seismic records, drilling reports, well files, gravity and geochemical surveys and regional maps. Between 1975 and 2003, approximately 85 million dollars worth of studies were run and exploratory wells drilled on the land on and around the Ma'anit License. These tests and wells, both those run and drilled by other companies and those run and drilled by Zion once they acquired the license, help the geologists and oil and gas professionals in the company examine the land and determine the likelihood of discovering oil.

GENE SOLTERO: We have a tremendous amount of technical and geological information on our license area. In the last 25 years, there's been more than 85 million dollars worth of exploration work that has been done on our license area. There have been companies that have drilled wells on our license area and just adjacent to it. There's been seismic studies that have been done on our area and just adjacent to it. And we have, we received, when we received, our license in the year 2000, the government of Israel, gave us access to all 85 million dollars worth of that data and we have since re-processed it in high speed computers, using technology that is state of the art.

The data that we have available to us is important and it's relevant because it allows us to get a much better picture of what we think lies beneath the earth. Each piece of data contributes. For example, a seismic study. A seismic study is the lying of charges, sometimes it's explosive charges. Sometimes it's a big machine that drops a big weight and sets ups sound vibrations that are recorded on geo-phones or recording devices that are strung out for miles. And our particular case, we have over five hundred kilometers of seismic records crisscrossing our area and extending beyond our area. And we're able, by analyzing the sound waves that come back to these recording devices, we can get an idea how the different formations lie, beneath the earth and we can get a better idea of where we might be able to look for oil and gas.

There are aero-magnetic studies that have been done all throughout Israel and we have the benefit of the aero-magnetic studies that were done on our license. Aero-magnetics is a method of measuring the gravity differential or the pull of gravity as you fly over an area and the differences in the pull of gravity represents how thick or how close to the surface the bedrock is underneath the formations that may contain oil and gas.

Some of the additional tests that we use or the data that we use come from drill logs for example. After a well is drilled, you run on a wire line down into the hole, electric recording devices, electric induction recording. You can have radioactive recording devices that record gamma rays for example. All of these recording devices can measure different physical characteristics of the rock that surrounds the hole that you've drilled. Some of these recording devices only measure within a couple of inches of where you've drilled. Other recording devices can infer different measurements as far out as twenty or thirty feet from your hole.

NARRATOR: At first it might seem like a small international oil company would face a number of challenges, particularly a company operating in a country such as Israel, a country that often inspires fear and concern as well as a number of questions for investors and shareholders. Will the Israeli government cooperate with an American company? How will political unrest and terrorism affect the future of the project? Will the project be of interest to enough people? Zion team members in Israel and the United States use their knowledge and expertise to address these situations on a daily basis. In Israel, Vice President of Administration of Israeli Operations, Elisha Roih, and General Counsel, Philip Mandelker utilize extensive experience both as oil and gas professionals, and as residents of Israel to maintain relations and keep current all legal regulations in order for drilling and production to move ahead as planned. Elisha Roih has been involved in Israeli oil and gas projects since the 1950's and Philip Mandelker since the 1970's. They both have close ties with a number of government officials.

ELISHA ROIH: According to the Israeli law, a foreign company operating in Israel should have a representative with Israeli citizenship. So I am occupied and busy with the relationship with the entire Israeli authorities and also with Israeli institutions and companies and my contact with them is on a daily basis, if necessary and I don't have to call them Mr. So-and-so, I call them in their first name and it's like, you know, being in a family. Provided that we are following the law and the regulations and we are doing what we are required, but otherwise, and besides, the Israeli authorities are, I would say, very encouraging. They are encouraging oil exploration because it is important for the country to have more explorers, or to explore more for oil because the country needs the oil and of course, there is another advantage for the explorers, I forgot to mention, there is an open market. In order to sell oil or gas, you don't have to compete. It's a good market. And the royalties that you are paying to the government are also relatively low.

PHIL MANDELKER: The regulatory process of a U.S company working in Israel is really not all that different from an Israeli company working in Israel. A U.S. company under Israeli regulation and law can come in and work as a U.S. company, has the right to apply for and gain licenses, exploration rights and production leases in Israel to the same extent and under the same terms as an Israeli company. The only the thing an American company would have to do if it were interested in getting involved in the exploration in Israel would be to set up an Israeli branch and to organize that branch and operate in the context of a branch activity. But on the corporate level, it would be the same. I think perhaps the more important question on the minds of many people who are considering getting involved in this project are the security risks, or the risks that go along with the perceived nature of life in Israel as being on the edge or in the heart of this storm of terror and war. I think anyone who has been in Israel realizes that it's the reality of Israel is very different than the perception, as a result of press coverage. The terror is not aimed at the infrastructure. The terror, as a general matter has not been aimed at industry, at destroying the economic base.

In the case of Zion's project, or generally, none of the other oil and gas, as far as I'm aware of, at least, neither the offshore projects or the onshore projects have never been subject to a, to an attempted terror attack. Zion's project is all within the pre-1967 borders of Israel. The project will not be going forward, no rights are held by the project in either the West Bank, Judea and Samaria or the Gaza Strip. This is all in the pre-1967 borders between the Mediterranean Sea and the 1967 borders of the West Bank.

NARRATOR: In the United States, the Zion team also works to address the questions and concerns of investors and shareholders, while adhering to regulatory disclosure requirements. >From a small satellite office in Los Angeles, day to day communication with investors, distributing information and putting a public face on Zion Oil & Gas are the daily activities for Director of Marketing, Investor and Public Relations, Karen Soltero, who holds an MBA and has been working with the company since 2003.

KAREN SOLTERO: The project and the company not only comes from a biblical standpoint and a religious standpoint, but also from a secular, geological standpoint. So we have investors and people that are interested in the company because of the bible prophecy and because of the belief that John Brown has, and the reasons and the things that, you know, caused him to start this company in the first place. In addition, we have secular members of the community, oil and gas professionals who may or may not believe in the biblical prophecy, but also see this as a geological, an exciting geological prospect.

We have a number of different ways investors can come in, and not only get information in the beginning, but continue to stay updated on what's going on with our project. We have a great website that we keep updated as regularly as possible. We really really want to keep people informed and involved and excited about the project.

NARRATOR: On April 10th, 2005, Zion began drilling their first well, known as the Ma'anit #1. In the week preceding, Zion officers held a dedication ceremony honoring the commencement of the well. This ceremony included speakers ranging from members of the company, and Israeli public officials, including the Minister of National Infrastructures and the Chairman of the Menassah Regional Council, in which the Ma'anit well is located. A rabbi was also on hand to offer a blessing to the company and to the drilling project.

RABBI: Grant us your protection and your blessing! Raise high the honor of the Jewish people! Bless and protect the partners and the workers of this great company and crown this project with abundant success and blessing.

NARRATOR: The ceremony was well attended by both Israelis, industry professionals, regulators, company employees, consultants, investors and friends, and visitors from the US, including several Zion shareholders.

The Ma'anit #1 was a preexisting well on Zion Oil's license area, It had already been drilled to a depth 7500 feet when it was abandoned by the previous operator after he ran out of money Zion's drilling project began with plans to reenter this well and deepen it through the Triassic age formations to a depth of 15,000 feet. A number of preparatory steps took place during February and March before the official commencement of drilling in mid April

The very first operations by Zion at the Ma'anit wellsite began on February 18 with the installation of drainage conduit at the access road to the site and clearing and grading of the 5-acre site. After gravel was laid over the site, a number of channels were built for drainage under the rig and the mud pits were dug adjacent to the rig location.

Here you see construction of the cellar that provides some working space just below the surface around the old casing and wellhead. On March 21, the first of 20 truckloads containing the drilling rig and its components began unloading at the site. Bags of bentonite for the drilling mud and other chemicals were stored at Zion's warehouse near the site.

Offices for our wellsite drilling manager and wellsite geologist were set up at Kibbutz Barqay, just minutes away from the wellsite. They also had trailer facilities at the wellsite for their daily supervision activities.

Erection of the drilling rig began with the 30-ft high substructure assembly. The derrick was then assembled and attached to the substructure. Once attached it was raised into place by pivot arms powered by the rig's own power supply. As high as a 15-story building, this is the largest drilling rig in Israel and it has been used for drilling a number of 15,000 foot wells. It has 1000 horsepower diesel engines that generate the electricity to run all the equipment on the rig. Originally built in the US over forty years ago and shipped to Israel, it has been upgraded several times and contains modern electronic control and measurement systems.

Here the threads on the drill pipe are being inspected. And the drill bits are being taken out of their delivery crates. On April 10 the first 12-1/2 inch drill bit was attached to bottom of the first drill collar. The drill collars are wider and heavier than the drill pipe and are used to minimize the wobble of the bit while drilling and to help keep the hole straight. The well was spudded at 10:30pm local time.

On the first trip down the hole, each 30-foot joint of drill pipe is lifted from the pipe racks by the traveling block and screwed into the joint just below. The connection is tightened by the use of power tongs that act as super long pipe wrenches. Whenever after that the pipe is brought back up the hole to change bits, it is unscrewed in 3-joint 90-foot sections called stands. As each stand is pulled out of the hole, the derrick man at the platform at the top of the rig guides the top of the stand into a slot in the Monkey board across from him. The floor hand guides the bottom of the pipe to a standing board upon which it rests and the stands are racked in a number of rows. When the rig is drilling at 15,000 feet and changing bits, there will be more than 160 stands being racked in order to bring the bit to the surface.

Following the drilling of the Ma'anit #1, Zion has continued its exploration effort using the information gained in the evaluation of this initial well. To date, a total of eleven areas that might become drillable prospects have been identified within the Ma'anit License and Asher Permit.

Using more seismic coverage, innovative re-processing techniques, state of the art interpretation software and additional studies, Zion's geo-scientists are evaluating and prioritizing all of the leads and prospects.

The area of land where the Ma'anit #1 well has been drilled , known as the Ma'anit feature continues to be the primary focus due to its high structural position, its size, and the presence of nine zones which have indications of oil and gas potential in the Triassic. Zion intends to evaluate this feature with the drilling of a step-out appraisal well about five hundred yards north northwest of the Ma'anit #1. The company hopes to have the opportunity to not only produce oil and gas from the Ma'anit feature in one or more of the nine potential zones, but also to drill the well into the formation below, known as the Permian. The deeper, but reachable, Permian formation was once thought to be too deep to test with the drilling equipment available in Israel. With a carefully designed and executed drilling program, Zion's engineers are confident that the Permian can be successfully penetrated and evaluated. If any suitable reservoir zone is found in the Permian, it would have the potential of being productive over the entire structure.

In addition to the continued work in the Ma'anit Region, Zion's geologists are evaluating important leads in the southern part of Zion's license, called the Joseph Prospects. Thirteen existing seismic lines through the prospect have been re-processed using an innovative processing technique. Additional conventional re-processing will be employed to get the best possible picture of this feature. Structurally, while lower than Ma'anit, the Joseph Prospects appear from the seismic to be structurally as high as the existing Meged oil discovery by Givot Olam, five miles to the south.

Remapping of our license and the area around it, has also resulted in the development of two additional leads in the Asher Permit area. The two critical seismic lines in this area are being re-processed in the United States. It appears from the existing seismic that these two features are structurally similar to the Ma'anit.

The other leads in the area will be further evaluated over the coming years. Some are too deep for the currently available drilling equipment. Some will become drillable prospects as new seismic, reprocessed seismic and new, state of the art evaluation techniques develop the leads. Zion believes that its Ma'anit License and Asher Permit will remain the most exciting exploration area in Israel for both the immediate future and in the years to come.

The company's name, Zion, was chosen for its numerous biblical meanings. The earliest references to Zion in the Bible refer to the Citadel of Zion on the flank of the lower eastern hill of Jerusalem, in what became known as the City of David. Later the name became associated with the higher western hill of Jerusalem, overlooking the Temple Mount. David's Tomb and the site of the Last Supper are both located on Mount Zion. In the poetic writings, Zion becomes the equivalent of Jerusalem, the religious capital and spiritual heart of the People of Israel. At other points in the First Testament, Zion refers to the tribe or land of Judah or the whole of Israel. The name Zion also refers to the People of Israel themselves. After their exile from the Holy Land, Zion has meant to Jews their homeland, together with Jerusalem and the Temple, in all of Israel's ancient glory. Among Christians, the name Zion is the church ruled by God, or the heavenly city or heavenly home.

Because of the Christian vision that lies at the heart of Zion, Founder John Brown felt that it was necessary for Zion to help give back to those in need, both in the United States and Israel. Zion plans to donate 3% of its revenues to charities in Israel and 3% in the United States. These activities will be overseen by two Charitable Trusts to be established by Zion.

JOHN BROWN: Zion's charitable trust, we're actually setting one up in Israel and one in the States. Now, that really is a uniqueness because it brings not just the element of the people that work for Zion, you know, the employees, but their families. Because, we all have the same - we share this huge desire to help other people with the money that we believe that Zion's going to bring in to its shareholders. That to me is social, and educational, and rehabilitative...and programs that we would support in helping people that really need the help financially is - that's what brings the whole thing together and that to me, that's Zion's heart. Zion's heart is to feed the poor and hungry and do good things for people if they can't do them for themselves.

NARRATOR: John Brown's vision and details of the key scriptures are written in what is called the Zion Vision Book and it is available by request from the Dallas or Los Angeles office.

Due to the nature and location of the Joseph Project, Zion has attracted a significant amount of media attention over the past few years. The attention and interest multiplied during 2005 as drilling began and the project activity increased. The coverage has not just been in the United States, nor is it limited to the evangelical Christian community. Media organizations from around the world have taken an interest in Zion's story and have shared it with their respective communities. In the United States, coverage has appeared in print and television, in print, Zion has appeared in major newspapers such as USA Today, The Los Angeles Times and the Wall Street Journal. Stories and interviews have also appeared in magazines such as the Oil & Gas Journal and Newsweek. On Television, Zion has been profiled on CBS Evening News, two major Christian stations, The Christian Broadcast Network and The Trinity Broadcast Network, as well as smaller local new stations, including Channel 8 in Dallas, TX.

International coverage has been extensive as well, including stories in newspapers and magazines in Israel and around the world, such as the Times of London, the Economist, Ha'aretz, the Jerusalem Post and Yedioth Aharonot in Israel, Norwegian, Swedish and Dutch newspapers and numerous television interviews and stories around the globe, from Channel 2 news in Israel, to Reuters, Sky News and CNN International, Dutch & German television news and even coverage in Russia.

It has been both a challenging and exciting journey so far for Zion. And one that is still truly just beginning. It is the people of Zion that have made this journey truly remarkable. The company as a whole is made up of individuals who not only believe in the project, but also believe in one another.

ELISHA ROIH: Well, the Joseph excites me, first of all, the prospect itself. And the quality of work, and as I said, the dedication of people and the devotion and of course, the opportunity to discover oil and to produce oil in Israel. This is most excitement and taking into account, my, I will say it, long activity in this petroleum industry. I wish that in my lifetime, I will be able to a lot of oil flowing from the wells.

PHIL MANDELKER: I look forward to the projects success. I think that this project is the most promising of the, of the projects that I have ever seen.

GLEN PERRY: We've got a staff, small as it is, of extremely talented professionals, with well over 200 years of total industry experience. People who know how to work as a team, who help each other any time. Everyone knows their job and are willing to help any other person, every other person, any time do what they need to do their job.

DAVID PATIR: Zion is like a big family. And I am a part of it, and it's enjoyable. I would like, I am blessed, we are all blessed to be in an environment that we can work in this situation.

SANDY GREEN: The people at Zion are, they're different than anything, any other company I've been at. It feels like a family. Everyone that is here is qualified with their specific talents and skills to bring a very needed and necessary piece to the puzzle, whether it is the people with the oil and gas expertise, the people with financial backgrounds, with the accounting backgrounds. We have such a great mix of people and then we use external consultants to fill in the gaps for things that we might not need on a full time basis, and that blend of people work together so well that it's like a well-oiled machine.

KAREN SOLTERO: It's such a team effort. It's definitely something that could not happen without everybody throwing their hat in the pile and really working hard to make it happen, from the corporate people, the heads of the company, the geologists. Everyone is just so professional, it's such a team effort. Not only that, but it extends to the investors, and the people who have put their money in and are in support of this project. Because they're really part of our team. They're part of what makes this happen, we couldn't do it without them.

BILL AVERY: The working environment is great, a lot of camaraderie. Everybody has a problem solving mentality, and whatever occurs, we figure out a way to deal with it and then move on. We press on toward the goal, which is turning to the right.

ELIEZER KASHAI: The atmosphere is friendly and also businesslike and professional, which makes working so much easier. The relationships among the team members are pleasant and easygoing. Everyone is interested in helping each other do his job.

RICHARD RINBERG: The people within Zion are really high caliber. When you look at the experience they have, at the background, at the number of years within the oil and gas industry, it is amazing that you could put together a company like this to apply this project, and I have to say all credit goes to John and Gene for having built a team that really is first class.

GENE SOLTERO: Being part of the Zion team is unique and enjoyable. It's like being part of a giant family. The people I work with at Zion are a likeable group of people. They are a wonderful, wonderful group to work with. Each individual brings special talents and special capabilities and special levels of experience into our organization.

JOHN BROWN: I look forward to the day that the oil comes, so that the world itself can see and know that the bible is true. And that's very important to me. Not because I'm trying to make people believe a message that I have, but to me, God is real in my life, and I want them to know that he's real for them too.

NARRATOR: A quote from a Bloomberg News article, as reprinted in the Los Angeles Times, sums it up,

"Zion has marshaled geological evidence showing there may be oil or gas under its concession, which runs from south of Nazareth, Israel, where the bible says Jesus grew up, to the Mediterranean resort of Netanya. Biblical passages bolster the science, said John Brown, Zion Oil's founder and chairman."

-From Bloomberg News

Whether it is the biblical prophecy that points to the blessings upon the head of Joseph, or the geological study of the structures that lie deep beneath Israel's surface, there is no doubt that this project is driven by both the passion of true faith and the scientific mind's desire to discover. Zion Oil & Gas is truly on a quest to uncover the mystery of what lies buried in the rocks and hidden in the scriptures. Perhaps they are one and the same.

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